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                                                                  EXHIBIT A

Via Facsimile and Federal Express


				June 1, 1999



James Groninger
Chairman
Special Committee of the
    Board of Directors
Designs, Inc.
66 B Street
Needham, MA  02494


Dear Mr. Groninger:

I received your May 19, 1999 letter and feel compelled to respond to certain issues addressed in your letter.

As you know, we previously requested that Designs, Inc.'s Shareholder
Rights Agreement be amended to permit us to talk with the five (5) largest shareholders of the Company to determine if they have any interest in joining
us in pursuing a possible acquisition of the Company. 	In your May 19, 1999
letter, you state that the Board has amended the Shareholder Rights Agreement to permit Stanley Berger to participate with us in discussions with Levi Strauss & Co. on the terms set forth in the amendment to the Rights Agreement. The Second Amendment to Shareholder Rights Agreement permits Stanley Berger and Jewelcor Management, Inc. to act in concert to take actions reasonably necessary or appropriate to seek the consent from Levi Strauss to the assignment, sublease or transfer of the Company's rights and obligations under the Amended and Restated Trademark License Agreement to Jewelcor or its associates. However, the Second Amendment to the Shareholder Rights Agreement does not specifically permit Jewelcor to speak with Mr. Berger to determine if he is interested in joining Jewelcor in its possible acquisition of the Company. Although we have not discussed this issue with Mr. Berger and therefore have no assurance that Mr. Berger has any such interest, I would request that you clarify exactly what involvement we can have with Mr. Berger in connection with this matter.

We would also reiterate our request that we be allowed to speak with the four (4) other largest shareholders of the Company to determine if they have any interest in joining us in the potential acquisition of the Company. The Second Amendment to the Shareholder Rights Agreement does not permit us to contact these shareholders for that purpose. Please let us know if you have any problems with this request.

As we previously stated, we believe it is in our mutual best interest to utilize our time and resources to resolve the contingencies that we previously discussed prior to providing comments to the draft agreement (or furnishing you with a draft agreement prepared by our counsel). Hopefully we can resolve the contingencies in the very near future and proceed with the draft agreement.

To the best of our knowledge, we are in compliance with the terms of the confidentiality agreement. Maintaining the confidentiality of the information provided under the confidentiality agreement is important to us. Therefore, if you have any information concerning a violation of the agreement, I would request that you forward the specific information to me for my review.

If you have any questions regarding this matter, please do not hesitate to contact me at (570) 822-6277, Extension 23.


                                     Sincerely,


                                     /s/ Seymour Holtzman

                                     Seymour Holtzman
                                     Chairman and Chief Executive Officer